Exhibit 99.1
FOR MORE INFORMATION:
Ringo Ng
852-2170-0018
ringong@ljintl.com
FOR IMMEDIATE RELEASE
MARCH 22, 2010
LJ INTERNATIONAL REPORTS SHARP RISE IN REVENUES
AND EARNINGS FOR FOURTH QUARTER AND FISCAL YEAR 2009;
COMPANY SEES DOUBLE-DIGIT GROWTH LOOKING AHEAD
Highlights:
•	Revenues at ENZO retail division exceed $50 million milestone in 2009, rising 56% for fourth quarter and 39% for fiscal year

•	Fully diluted EPS rises 50% for fourth quarter and 36% for year

•	Comparable store sales rise 19% in fourth quarter and 25% in year

•	Balance sheet remains strong, with cash and cash equivalents of $11.3 million as of Dec. 31, 2009 and $2.3 million in long-term debt

•	Company sees wholesale revenues stabilizing as recovery continues

•	Provides positive revenue and earnings guidance for first quarter 2010
HONG KONG, March 22, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported double-digit increases in retail revenues, net income and earnings per share for the Company’s fourth quarter and fiscal year ended December 31, 2009.
Revenues for the fourth quarter ended December 31, 2009 totaled $39.2 million, down 6% from $41.9 million in the fourth quarter of 2008. Net income for the fourth quarter of 2009 was $2.2 million, or $0.09 per fully diluted share, up 50% on a per-share basis from $1.4 million, or $0.06 per fully diluted share, in the fourth quarter of 2008.
For all of fiscal 2009, revenues totaled $110.5 million, down 19% from $136.3 million in 2008. For all of 2009, net income was $3.7 million, or $0.15 per fully diluted share, up 36% on a per-share basis from $2.5 million, or $0.11 per fully diluted share, in 2008.
ENZO Retail Revenues Increase Over 56% in Q4 2009 to New Record
Revenues at LJI’s ENZO retail division were $16.7 million in the fourth quarter of 2009, up 56% from $10.7 million a year earlier. For all of 2009, ENZO revenues totaled $50.8 million, up 39% from $36.4 million in 2008.

LJ International Inc.
Fourth Quarter 2009 Press Release

Revenues from the Company’s wholesale division totaled $22.4 million, down 28% from $31.2 million a year earlier. For all of 2009, wholesale revenues totaled $59.7 million, down 40% from $99.8 million in 2008.
On the balance sheet, cash and cash equivalents totaled $11.3 million as of December 31, 2009, or $0.47 per share. This compares to $13.3 million as of December 31, 2008. Long-term debt totaled $2.3 million as of December 31, 2009 compared to $2.2 million a year earlier.
CEO Points to ENZO’s Growth, Wholesale Stabilization
Yu Chuan Yih, LJI’s Chairman and Chief Executive Officer, said, “Today’s report reflects progress on several fronts over the past year. First, our ENZO retail division has continued its strong growth and has reached a milestone of $50 million in annual revenues — only five years after the opening of our first retail store. Second, ENZO’s high gross margins, consistently at over 50%, are continuing to lift operating and net income for LJI as a whole, resulting in increases of 50% and 36% in quarterly and annual EPS. Finally, revenues in our wholesale division, which took a sharp hit from the economic downturn in North America, Europe and Japan, are stabilizing. Although our wholesale division continued to decline year-over-year in the past quarter, the rate of decline slowed markedly from past quarters. We now expect wholesale revenues to be close to flat on a year-over-year basis in the first quarter of 2010, with a return to modest growth as the year progresses.”
ENZO Reports Strong Comp-Store Gains Fueled by Demand for ‘Affordable Luxury’
The Company reported that ENZO’s comparable-store sales in the fourth quarter and full year 2009 were 19% and 25%, respectively. Comparable stores are those open at least 12 months at the start of the applicable reporting period. There were 75 stores in this category for the fourth quarter of 2009 and 69 for all of fiscal 2009. ENZO ended 2009 with a total of 95 stores in operation.
Mr. Yih continued, “ENZO’s retail sales and product mix point to our strengthening position, particularly within the colored jewelry segment of the market. Demand for colored stone jewelry has risen during the global downturn as consumers look for ‘affordable luxury’ items that have the look of much more expensive products. LJI has long been one of the dominant players in this niche as a wholesaler and manufacturer. It is now thriving on the retail side in part because of its expertise in colored stone jewelry.”
Geographic Sales Breakdown Reflects U.S. Slump, Strategic Shift to China
LJI continued to derive most of its wholesale revenues from blue-chip customer base in the U.S. However, due to ENZO’s rapid expansion, China is expected to account for the largest share of revenues for the company as a whole. Revenues for 2009 by geographic segment, with changes from 2008, are as follows:
•	U.S. and Canada: Sales for 2009 totaled $39.2 million, down 43% from 2008

•	Japan: Sales for 2009 were $1.1 million, up 13% from 2008.

•	Europe and other countries: Sales for 2009 totaled $18.1 million, down 34% from 2008.

•	China: Sales in 2009 were $52.1 million, up 35% from 2008.

LJ International Inc.
Fourth Quarter 2009 Press Release

Rising ENZO Margins Boost Earnings Growth
Gross profit for LJI in the fourth quarter of 2009 was $12.1 million, up 8% from $11.3 million in the fourth quarter of 2008. Gross margin was 31% in the fourth quarter of 2009, up from 27% in the fourth quarter of 2008. The increase in gross profit and margin reflected the sharply growing share of ENZO’s revenue contributions, which carry a substantially higher gross margin than those from the wholesale division. For all of 2009, gross profit was $38.4 million, down 2% from $39.2 million in 2008. Gross margin rose to 35% in 2009 from 29% in 2008.
Selling, general and administrative (SG&A) expenses, including depreciation and net loss on derivatives, totaled $9.5 million in the fourth quarter of 2009, up 5% from $9.1 million a year earlier. For all of 2009, expenses in these categories totaled $33.7 million, down 12% from $38.3 million in 2008. The full-year decrease in operating expenses reflected cost-cutting efforts as part of the Company’s right-sizing of its wholesale division to adjust for continued weakness in U.S. demand.
Operating income in the fourth quarter of 2009 was $2.7 million, up 20% from $2.2 million in the fourth quarter of 2008. For all of 2009, operating income was $4.6 million from $1 million in 2008.
The Company reported non-operating expenses of $0.2 million in the fourth quarter of 2009, compared to $0.4 million a year earlier. For all of 2009, the Company’s non-operating expenses totaled $0.7 million, compared to non-operating income of $2.1 million in 2008. In addition to net interest income and expenses, the total for 2008 primarily consisted of income of $2.2 million from the sale of property in addition to a $1.5 million gain from currency translation. There were no gains in these categories during 2009.
Company Provides Positive First Quarter 2010 Guidance
In guidance for the first quarter ending March 31, 2010, LJI projects total revenues of approximately $26 million, an increase of over 15% over $22.7 million in the first quarter of 2009. Retail revenues are expected to rise 30% year-over-year to approximately $15.5 million. Wholesale revenues are projected to remain comparable to the year-ago first quarter at approximately $10.5 million. The Company expects to achieve earnings of approximately $1 million, or $0.04 per fully-diluted share, for the first quarter ending March 31, 2010.
Webcast and Conference Call Information
The Company will conduct a conference call today at 11:00 am EST to discuss today’s financial results followed by a Q&A session. The conference call will be accessible live via phone by dialing (877) 407-9210 and asking for the LJ International, Inc. call or live over the Internet by visiting http://www.JADE_4Q09_CONFERENCE_CALL.COM.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.

LJ International Inc.
Fourth Quarter 2009 Press Release

Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen operating expenses, fluctuations in the Company’s gross margins, productivity rates at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China, as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

LJ International Inc.
Fourth Quarter 2009 Press Release

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	US$	US$	US$	US$

Operating revenue	39,166	41,862	110,523	136,268
Costs of goods sold	(27,017)	(30,582)	(72,173)	(97,031)

Gross profit	12,149	11,280	38,350	39,237

Operating expenses
Selling, general and administrative expenses	(9,013)	(7,779)	(31,039)	(34,815)
Net loss on derivatives	—	(538)	(503)	(86)
Depreciation	(484)	(745)	(2,197)	(3,373)

Operating income	2,652	2,218	4,611	963

Other revenue and expense
Interest income	5	31	147	199
Gain on currency translation	—	—	—	1,473
Gain on sale of securities	—	—	—	49
Gain on disposal of property held for lease	—	—	—	2,210
Interest expenses	(202)	(387)	(842)	(1,789)

Income before income taxes and non-controlling interest	2,455	1,862	3,916	3,105
Income tax expense	(205)	(502)	(231)	(569)

Net income	2,250	1,360	3,685	2,536
Net loss (income) attributable to non-controlling interest	(9)	(1)	4	(6)

Net income	2,241	1,359	3,689	2,530

Earnings per share:
Basic	0.09	0.06	0.16	0.11
Diluted	0.09	0.06	0.15	0.11

Weighted average number of shares used in calculating diluted earnings per share	24,734,382	22,780,737	24,101,854	22,448,595

LJ International Inc.
Fourth Quarter 2009 Press Release

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	December 31,	December 31,
	2009	2008
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	$11,282	$13,348
Restricted cash	6,425	6,493
Trade receivables, net of allowance for doubtful accounts	21,679	20,570
Available-for-sale securities	2,360	2,288
Inventories	81,401	76,637
Prepayments and other current assets	1,861	2,609

Total current assets	125,008	121,945
Properties held for lease, net	717	750
Property, plant and equipment, net	6,400	6,863
Deferred tax assets	111	111
Goodwill, net	1,521	1,521
Total assets	$133,757	$131,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	$2,908	$2,724
Notes payable	5,551	9,194
Capitalized lease obligation, current portion	98	78
Letters of credit, gold loans and others	13,481	13,384
Trade payables	18,545	17,925
Accrued expenses and other payables	5,354	4,802
Income taxes payable	1,147	1,441
Deferred taxation	310	339

Total current liabilities	47,394	49,887
Notes payable, non-current portion	2,244	2,115
Capitalized lease obligation, non-current portion	78	103
Total liabilities	$49,716	$52,105

Equity
Common stock, par value US$0.01 each, Authorized 100 million shares;
Issued 23,768,672 shares as of December 31, 2009 and 22,911,172 shares as of December 31, 2008	238	229
Additional paid-in capital	56,675	55,286
Accumulated other comprehensive loss	102	(354)
Retained earnings	26,857	23,168

Total LJ International Inc. shareholders’ equity	83,872	78,329
Non-controlling interest	169	756

Total equity	84,041	79,085

Total liabilities and equity	$133,757	$131,190

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